Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Enters into Strategic Partnership with ZACC Kabushiki-Kaisha (Corporation), a Japan-based Owner/Operator of Hair Salons

TOKYO, April 15, 2021 - MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM) (the “Company”), today announced that it has signed a “Letter of Intent” with ZACC Kabushiki-Kaisha (“ZACC”), an owner and operator of hair salons in Tokyo, Japan to launch jointly operated hair and beauty salons incorporating the Company’s franchising expertise and unique human resource management programs to accelerate and enhance new ZACC brand store openings in Japan and overseas.

ZACC has been recognized in the beauty industry for more than 30 years for its high-level of professional skills, customer-oriented services and brand recognition. The Company has been a leading service provider in relaxation and healthcare industry since 2003, introducing a new concept that healthcare management is a “lifestyle.” Through this partnership, the Company expects to enhance customer satisfaction and store profitability by sharing all the resources and launching jointly operated salons.

“The collaboration with ZACC provides a unique opportunity to leverage MEDIROM’s human resource management programs outside of our owned and franchised establishments, along with the potential opportunity to develop additional relaxation salon outlets as part of independent self-care storefronts.  We look forward to the collaboration with ZACC and to enhancing value for both companies,” commented MEDIROM CEO Kouji Eguchi.

About ZACC Kabushiki-Kaisha

Established in 1988, ZACC is currently operating hair salons located in Aoyama-area, each with its own unique characteristics. Under each concept, the salons serve a wide range of guests including celebrities. Some of the staff members are trained to provide additional services, such as hair and make-ups for commercial shootings. ZACC also holds seminars and shows in Japan, Paris, China, Taiwan, etc., expanding their activities overseas. In addition, the staff members contribute articles on haircutting, coloring, perms, and beauty columns to industry magazines. ZACC develops and carries its original brand products and has published its makeup book for sale.

URL :https://www.zacc.co.jp/

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 303 (as of March 31, 2021) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER Tracker®”. MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL : https://medirom.co.jp/en

Contacts

Public Relations Team

press@medirom.co.jp